Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company:  Ashland Inc.
Commission File No.:  001-02918

FORWARD-LOOKING STATEMENTS
          This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission
(SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
          Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.



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Bill Henderson

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Slide 1: Ashland Logo (placeholder for audience dialed-in prior to start of call)
Slide 2: Forward-Looking Statements and Additional Information
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Welcome and good morning everyone. Before we get started, I want to remind each of you that we will be making forward-looking statements, and those statements are subject to numerous uncertainties as we summarize here on slide 2 and also more fully described in our Form 10-K. As you will hear in more detail later, the transaction we announced this morning is subject to a number of conditions and approvals, and may ultimately not be completed. While we believe this transaction is more likely than not to ultimately close, there are several factors that could cause it to terminate. I also encourage you to read the proxy statement and prospectus when it becomes available. It will contain important information.

Now it is my pleasure to turn the call over to Jim O'Brien, our chairman and CEO.



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Jim O'Brien

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Slide 3: Presentation Agenda
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Thanks Bill. Good morning everyone.
This morning we announced an agreement with Marathon, which would result in the transfer of our 38 percent ownership in Marathon Ashland Petroleum, which we refer to as MAP, and two other businesses, in exchange for cash and Marathon stock totaling slightly more than $3 billion. Importantly, we have structured this transaction to be tax-free to shareholders and to Ashland.

During this call, we will explain to you why we believe this transaction would be a "win" for Ashland and its shareholders, employees and customers. First, Marvin Quin, our CFO, will review the transaction. Then I will talk about the strategy for Ashland, including how we intend to use the proceeds from the transfer and why it fits our vision for Ashland's future. Following that, we will answer your questions.

We view this transaction as one in a series of steps we are taking to position Ashland as a value-creating enterprise. Our guiding principals now and going forward are:

     o    to foster a winning culture,
     o    to maintain a patient and disciplined approach to growth,
     o    to take a process-centered approach to our businesses,
     o    and to sustain a top-quartile cost structure.

Now, Marvin will provide an overview of the transaction.

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Marvin Quin

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Slide 4: Overview of the Transaction
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Thank you, Jim.

As you can see on slide 4, this transaction is complex, so let me begin by describing its terms. Under the agreement, Ashland and its shareholders would receive total consideration of $3,009 million for:

          o    Ashland's 38 percent interest in MAP;
          o A maleic anhydride business, including a plant located adjacent to MAP's Catlettsburg, Ky. refinery; and
          o 61 Valvoline Instant Oil Change stores located in Michigan and northwest Ohio.

The value of the maleic business and the Valvoline Instant Oil Change stores is about $94 million, and in fiscal 2003, these businesses contributed approximately $16 million in operating income with about 57 percent of this being attributed to the maleic business. The maleic plant shares utilities and infrastructure with MAP's Catlettsburg refinery and would expand MAP's offering of petrochemicals, which now include various aliphatics, toluene, xylene and cumene. Additionally, this transaction would make MAP the largest V-I-O-C franchisee.



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In the transaction, Ashland's shareholders would receive Marathon common stock with a value of $315 million (or about $4.50 per share, based on the number of Ashland shares currently outstanding) and, Ashland would receive cash and MAP accounts receivable totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of this transaction. As a result, the final cash amount received by Ashland in this transaction would be increased by an amount equal to 38 percent of the cash accumulated from operations prior to closing.

The transaction would result in the formation of a new corporate entity, which I'll refer to as "New Ashland," that would essentially be the continuation of Ashland minus its MAP interest, its maleic business and the 61 V-I-O-C centers. However, New Ashland will have a dramatically different balance sheet.

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Slide 5: Final Configuration
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The detailed steps of the transaction are set forth in the press release issued this morning, and the final configuration is viewable on slide 5. As shown, New Ashland will consist of Ashland Paving And Construction, Ashland Distribution, Ashland Specialty Chemical minus the maleic business and Valvoline minus the 61 V-I-O-C stores. Immediately following the closing, New Ashland will hold $2.7 billion in cash and accounts receivable.




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The primary use of the proceeds from this transaction would be to reduce debt.
As Jim will discuss, it is not our intent to use the proceeds to repurchase stock or pay a special dividend. Immediately prior to closing this transaction, we expect to have total debt, leases and other off-balance sheet, debt-like instruments of approximately $2 billion. We are evaluating the range of options to retire these obligations and will pursue the most economical approach.

The cost of retiring debt will depend on interest rates as well as how much debt we retire and the method we choose. In the current interest rate environment, our public debt is already trading well above face value. However, even if we retire all of these obligations, we would still have a very material net cash position.

In addition, following the close, Ashland's shareholders would receive the Marathon stock previously mentioned.

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Slide 6: Conditions to Closing
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Listed on slide 6, there are several conditions to the successful completion of this transaction. It is contingent upon receiving a favorable private letter ruling from the Internal Revenue Service. Also, this transaction is subject to approval of Ashland's shareholders, receipt of Hart-Scott-Rodino clearance, receipt of updated solvency opinions, consent from debt holders and other typical closing conditions.


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We are not obligated to close unless we receive consents from 90 percent of the principal amount of our taxable, long-term public debt. I should add, consents for two-thirds of a series represents consent for the entire series. If we fail to obtain the 90-percent consent-level, Ashland has the option to waive this closing condition and still close the transaction.

Many of you are familiar with Morris Trust type transactions, which is a common structure in tax-advantaged mergers. Our transaction incorporates a Morris Trust structure, which is a spin-off through a separation merger. However, our transaction is somewhat different in its details. In particular, the ratio of cash to equity in this transaction is quite high. This was driven in large part by our need to satisfy Marathon's concern under fraudulent conveyance laws about our asbestos claims. We believe we have done that. We continue to believe that our asbestos claims are manageable, and I would like to emphasize to you that there are no new trends in claims or settlements that we have not previously disclosed.

As I noted earlier, the receipt of a favorable private letter ruling from the IRS is a condition to closing the transaction. Due to the complexity of this structure, there is a meaningful risk that we will not obtain a favorable ruling. Nevertheless, we believe receipt of this ruling is more likely than not. The key tax issues to be addressed in the ruling are set forth in the press release issued this morning.



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There are other tax issues in this transaction on which we currently expect to be able to proceed on the basis of opinions from outside tax counsel, Cravath, Swaine & Moore LLP.

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 Slide 7: Section 355(e) Tax Risk
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Please turn to slide 7. Although we expect the transaction to be tax free to
Ashland and our shareholders, a Section 355(e) tax would be imposed on Ashland if the market value of New Ashland at closing exceeded our tax basis in New Ashland. Our tax basis will change between now and closing based on a number of factors, including results from operations of Ashland's wholly owned divisions and the accumulated amount of foregone MAP cash distributions. Based on our current estimates, we would begin paying taxes to the extent the Ashland stock price at closing exceeds $55.50 based on the number of Ashland shares currently outstanding. This $55.50 includes $4.50 in value for the Marathon stock that would be issued directly to our shareholders. Any taxes paid would likely be modest compared to the size of the transaction.

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Slide 8: Impact on Future Earnings
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Turning to the next slide, let's describe the impact of this transaction on our future earnings.

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Going forward, the businesses of Ashland would be comprised of our four divisions, minus our interest in MAP and the two other businesses transferred to Marathon.

Because we account for our interest in MAP using the equity method, our revenues would be affected only by the reduction in sales from the Maleic business and V-I-O-C stores, which totaled about $83 million in 2003. With respect to operating income, we would not have the contribution from our interest in MAP, which was $285 million in 2003, and the two other businesses, which totaled $16 million in 2003.

After closing, we would retain some costs related to the transferred businesses, including post-retirement benefit costs of former Ashland Petroleum and SuperAmerica division employees. These costs are related to individuals who retired prior to the formation of the MAP joint venture. We would also have some remaining environmental costs for closed terminals, refineries or service stations that were never placed in MAP. In addition, we would have some continuing environmental indemnification obligations for properties placed into MAP, but these would be capped at $50 million. While we have existing book reserves for future employee benefits and environmental remediation, total additional stranded costs for these matters might be $7 million in the next 12 months and should decline gradually over time.


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Additionally, we allocate corporate costs to the Refining & Marketing line of business as well as to the maleic business and the 61 V-I-O-C stores. The initial stranded corporate costs should be less than $10 million, and we will be working to eliminate these costs over time.

Other income statement impacts would be related to rent and interest expense, as well as interest income. Interest expense, which is now about $110 to $120 million a year, may well go away entirely. Rent expense should decline sharply perhaps by as much as $35 million a year. As I mentioned earlier, even if we retired all of our debt, we should have a material net cash balance. Obviously, the current low interest rates work against us as we invest this cash in short-term securities. While Ashland may have excess liquidity for a number of years, we would expect our capital structure to evolve over time to something more typical of an industrial corporation.


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Slide 9: Commercial Relationships
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Finally, I want to emphasize that this transaction would not end our very productive relationships with MAP and Marathon. If you look at slide 9, this transaction, in fact, expands our commercial relationships in a number of ways.



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MAP is currently a supplier to our Valvoline, APAC and chemical distribution businesses, selling us lube stocks, asphalt and solvents. MAP is also a customer for packaged products from Valvoline and water treatment chemicals provided by our Specialty Chemical division. MAP would become the sole supplier of maleic for our domestic unsaturated polyester resin business and, as I've already mentioned, would become our largest V-I-O-C franchisee.

Now let me turn you back over to Jim.



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Jim O'Brien

Thank you Marvin. Let me start by making a few comments on our motivation to enter into this transaction. If concluded successfully, this transaction will eliminate the uncertainty around the future of our ownership interest in MAP. As most of you are aware, beginning January 1, 2005, Marathon has the right to call our interest at a 15-percent premium to fair market value. While we are comfortable with our rights under the joint-venture contract, we felt it was in our shareholders' interests to structure a highly tax-efficient transaction. Given that our current tax basis in MAP is about $1.2 billion, a cash call would create a very large tax liability. As you may recall, the federal capital gains rate for corporations is 35 percent. Additionally, the gain would be taxable at the state level. This transaction, because it is structured to be tax free, offers the best value for Ashland and our shareholders.


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Slide 10: Profitability Improvement Plan
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Now, let's talk about how this transaction also represents a continuation of our vision for the company. While this is certainly a major transaction for Ashland, our fundamental strategy remains unchanged. I view this as another step toward accomplishing the goals I established in October 2002 toward improving profitability. The transfer of our interest in MAP fits our strategy of transforming the fundamental performance and financial dynamics of Ashland. Through the results of our new business processes, we are seeking to change Ashland's businesses to be more consistent and predictable.


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While very profitable, MAP could also be cyclical, and depending on the regulatory environment, require a lot of capital investment. We think MAP will continue to be a top-quartile performer, but we also believe we have captured its future value in the purchase price.

Shortly after becoming CEO in October of 2002, I announced my eight-point profitability improvement plan, which you can see on slide 10. We have accomplished or made significant progress on every goal listed, and this transaction represents a significant part of that plan.

First, we vowed to reduce G&A expenses by $25 million. We met that challenge, and late in 2003, we implemented our Top-Quartile Cost Structure program, which helped us to get certain selling, general and administrative costs down even more ... by a rate of $100 million in 2004.

The second goal I laid out was to improve returns from Ashland Distribution or seek strategic alternatives. Our distribution division responded to the challenge by re-structuring nearly everything about its operations, improving sales revenues by 11 percent in 2003, and they continue to grow.

We also promised to increase returns from Ashland Paving And Construction. After a terrible year in 2003 -- due in part to higher-than-normal rainfall -- APAC improved its results significantly during the first quarter of this fiscal year.



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In addition, our restructuring and cost-reduction efforts will have a continued, positive effect on the division's performance.

To improve organizational effectiveness, we have implemented a process-centered approach to how we operate. Last month we announced our new, unified business platform, which positions our four wholly owned divisions into two primary cores - Chemicals and Transportation Construction. This organization reflects the logical inter-relationship of Ashland's businesses.

Our Chemicals sector now includes Ashland Distribution, Specialty Chemical, and Valvoline and is led by Gary Cappeline, president and chief operating officer, chemicals. Under his leadership, these divisions will leverage the similarities between their capabilities, functions, processes and best practices.

In addition, we have hired Garry Higdem as president and COO, transportation construction. Under his leadership, APAC will continue to perform traditional jobs as well as expanding the division's major projects capabilities, which include jobs valued at $100 million and more.



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We also have a continuing process to review our portfolio and optimize our business mix. This resulted in the sale of our Electronic Chemicals business in 2003, which is a great business but we felt would generate more value to our shareholders if it was monetized. During the past 18 months, we also have sold several small business units for about $20 million.

We also promised to reduce debt. Since 2002, we have reduced total debt by $233 million and increased cash by $111 million.

When the profitability improvement plan was announced, I shared our strategy to expand in existing or adjacent markets, and the changes that we've made in the past year have positioned us well for the future.


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Slide 11: Business Update
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Now I would like to share with you some indication of our second quarter performance. Please turn to slide 11.

In its historically-weakest season, APAC is expecting a loss for the March quarter in the range of $30 million to $40 million, compared to the loss of $57 million in the 2003 winter quarter.


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APAC will focus on improving its performance in the near term and in the longer-term on major project capabilities and expanding both within and adjacent to its current geographic markets. APAC's current construction backlog exceeds $1.8 billion.

The Chemicals sector continues to perform well, and we anticipate operating income for the current quarter in the range of $50 million to $55 million. During the March quarter of last year, these divisions generated operating income of $30 million.

In each of the last four quarters, Distribution has improved its operating income by an average of nearly $9 million compared to the same period in the previous year. And the division continues to grow faster than its markets.

Ashland Specialty Chemical's growth is due in part to new product introductions such as the new additions to the MAXGUARD marble clear gel coat and POLARIS resin lines. These products enable Ashland to work proactively with manufacturers to optimize their entire cast marble, onyx or solid surface fabrication processes.

Valvoline's momentum is built on its successful premium products strategy. The division continues to introduce new, customer-focused products and services, contributing to their consistent top-line growth. For example, V-I-O-C, which owns and franchises more than 740 stories nationwide, recently launched a fleet management program that incorporates both V-I-O-C and other vendors' maintenance records into a comprehensive service history.



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The first 18 months of my leadership were about change. Now, we are focused on execution, and I believe our four wholly-owned divisions are positioned well for organic growth.

Looking ahead, our primary goal is top-quartile performance. We are going to be proactive about seizing opportunities as the markets change in all of our businesses, from choosing how Distribution moves goods from suppliers to customers, to what products are developed and marketed by Specialty Chemical and Valvoline, to the types of projects pursued by APAC.


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Slide 12: Use of Transaction Proceeds
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The final promise we made in the October 2002 plan was to capture value from
MAP. Since that time, we have dedicated substantial resources to this matter, and we believe this transaction provides the highest value for Ashland and our shareholders. So the big question on everyone's mind now is where do we go from here, and what do we do with $2.7 billion? Please turn to slide 12.

First, as Marvin discussed, we are going to re-pay debt, which even if we retire all of our debt, would still leave us with a very material net cash position. However, we will not relax our investment standards just because we find ourselves with a large amount of cash and little or no debt.


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With the remaining cash, it is our intention to be very disciplined and patient in our investment approach going forward. You may have noticed that Ashland has made essentially no acquisitions since I became CEO. This is partially due to the fact that I insisted we improve our internal processes before investing more of our shareholders' funds.

To the extent we consider acquisitions, we will again focus on our core businesses and investing in adjacencies to them. Any acquisition will need to pass a rigorous screening of whether the provable synergies justify the price and whether we can easily integrate systems and processes. Using those standards, our focus will most likely be on modest-sized acquisitions. However, I don't want to totally rule-out larger transactions if something compelling were to be identified.

I would like to underscore that in order to preserve the tax treatment of the transaction, it is not our intent to use the proceeds to repurchase stock or pay a special dividend.

However, we do expect to maintain our current quarterly dividend.

Finally, I believe we created significant value in the formation of MAP and have captured that value through the structure of this transaction. I want to emphasize that the disciplined approach that has underscored the ongoing turnaround of Ashland will not change because we would have greater financial flexibility.


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We clearly recognize that the measure of this management team going forward will be how we preserve, improve and deliver this value to the shareholders.

Now we would be happy to answer any questions you may have.